EXHIBIT 99.1

GOLD STANDARD APPOINTS IVAN BEBEK AS SPECIAL ADVISOR

February 11, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that it has appointed Ivan Bebek as  Special Advisor.

Mr. Bebek is a mining entrepreneur with a history of successfully financing, advancing, and monetizing exploration assets. Mr. Bebek most recently was the President and CEO of Cayden Resources which was sold to Agnico Eagle for $205 million in September, 2014.

Mr. Bebek stated: “The Railroad-Pinion asset represents an excellent opportunity for the discovery of additional significant gold resources in one of the most geopolitically stable jurisdictions in the world, within a large historic gold-producing district. The Gold Standard team has done an exceptional job of discovering near-surface oxide-gold mineralization that has the potential for low capital and operating costs as well as accumulating key, large land holdings around their project. Gold Standard represents an excellent opportunity to deliver significant shareholder value over the next 24 months and I am pleased to be a part of it.”

Jonathan Awde, Gold Standard President and CEO, commented, "I’ve known Ivan for many years, and I’m excited to have someone of his experience and ability join our team. He has an exceptional grasp of the corporate development process including strategy, deal-making and capital markets. Now that we have raised the necessary financing, we anticipate another busy year exploring Railroad-Pinion, generating new resource estimates and initiating our first PEA at Pinion.”  Mr. Bebek will be compensated under a customary retainer agreement which is subject to regulatory approval.  A total of 600,000 options have been issued to directors, employees and or consultants of the Gold Standard.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

 On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com